UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

NewStar Financial, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

65251F105

(CUSIP Number)

Capital Z Partners, Ltd.
142 West 57th Street
New York, New York 10019
 (212) 965-0800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 21, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*        The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65251F105
1	NAME OF REPORTING PERSONS
Capital Z Financial Services Fund II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,528,286

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,528,286

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,528,286

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 65251F105
1	NAME OF REPORTING PERSONS
Capital Z Financial Services Private Fund II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
18,805

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
18,805

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,805

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 65251F105
1	NAME OF REPORTING PERSONS
Capital Z Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,547,091

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,547,091

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,547,091

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 65251F105
1	NAME OF REPORTING PERSONS
Capital Z Partners, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,547,091

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,547,091

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,547,091

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 65251F105
1	NAME OF REPORTING PERSONS
Capital Z Partners Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,576,061

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,576,061

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,576,061

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 65251F105
1	NAME OF REPORTING PERSONS
Capital Z Partners III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,000,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 65251F105
1	NAME OF REPORTING PERSONS
Capital Z Partners III GP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,000,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 65251F105
1	NAME OF REPORTING PERSONS
Capital Z Partners III GP, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,000,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 65251F105
1	NAME OF REPORTING PERSONS
Bradley E. Cooper

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
29,919

	8	SHARED VOTING POWER
7,576,061

	9	SOLE DISPOSITIVE POWER
29,919

	10	SHARED DISPOSITIVE POWER
7,576,061

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,605,980

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN; CO

Amendment to Schedule 13D

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 2 (the “Amendment”) amends the Schedule 13D, filed on December 7, 2007, as amended by Amendment No. 1 filed on January 18, 2008 (as amended from time to time, the “Amended Schedule 13D”), and relates to shares of common stock, $0.01 par value per share (“Common Stock”), of NewStar Financial, Inc., a Delaware corporation (the “Issuer”).  The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment.  Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Amended Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND

This Schedule 13D is being filed jointly by the following persons (the “Reporting Persons”):

(1)	Capital Z Financial Services Fund II, L.P. (“Fund II”);
(2)	Capital Z Financial Services Private Fund II, L.P. (“Private Fund II”);
(3)	Capital Z Partners, L.P. (“Capital Z GP LP”);
(4)	Capital Z Partners, Ltd. (“Capital Z GP LTD”);
(5)	Capital Z Partners Management, LLC (“CZPM”);
(6)	Capital Z Partners III, L.P. (formerly known as Union Square Partners, L.P.) (“Capital Z III Fund”);
(7)	Capital Z Partners III GP, L.P. (formerly known as Union Square Partners GP, L.P.) (“Capital Z III GP LP);
(8)	Capital Z Partners III GP, Ltd. (formerly known as Union Square Partners GP, Ltd.) (“Capital Z III GP LTD”); and
(9)	Bradley E. Cooper (“Mr. Cooper”).

Capital Z Management, LLC, which previously reported beneficial ownership on the Amended Schedule 13D, no longer has the beneficial ownership reported in this Amendment and has ceased to be a reporting person.

Mr. Cooper’s principal occupation is being a partner of Capital Z Partners Management, LLC.  Mr. Cooper, has a business address of c/o Capital Z Partners Management, 142 West 57th Street, 3rd Floor, New York, NY 10019 and is a citizen of the United States.

Mr. Cooper has not, during the last five years:  (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which Mr. Cooper was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.	PURPOSE OF THE TRANSACTION

On October 21, 2016, the Issuer, Fund II and Private Fund II entered into a repurchase agreement pursuant to which the Issuer agreed to acquire 1,989,402 shares of Common Stock from Fund II and 10,598 shares of Common Stock from Private Fund II (such transactions, the “Sales”).  The Sales are scheduled to close on or before October 28, 2016.  Beneficial ownership reported in this Amended Schedule 13D reflects the consummation of the Sales.

The Reporting Persons have acquired beneficial ownership of the shares of Common Stock as described in this Amended Schedule 13D for investment purposes.  Depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to the investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Amended Schedule 13D.  Without limiting the foregoing, the Reporting Persons may, from time to time dispose, or cause affiliates to dispose, of some or all of the Common Stock pursuant to Rule 144, a dividend or distribution to the Reporting Persons’ stockholders or otherwise or continue to hold, or cause affiliates to hold, Common Stock (or any combination or derivative thereof).

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a), (b).  The responses set forth on rows 7 through 13 of the cover pages of this Amendment No. 2 are incorporated herein by reference.

After the Sales, the Reporting Persons will beneficially own in the aggregate 7,605,980 shares of Common Stock.  Based upon a total of 46,663,178 outstanding shares of Common Stock as of August 1, 2016, as reflected in the Issuer’s Form 10-Q filed on August 4, 2016, and after taking into account the Issuer's announcement that it has repurchased an aggregate of 2,500,000 shares of Common Stock the Reporting Persons’ shares represent approximately 17.2% of the outstanding shares of Common Stock.  Prior to the Sales, the Reporting Persons beneficially owned in the aggregate 9,605,980 shares of Common Stock.

Fund II and Private Fund II will directly own 3,528,286 and 18,805 shares of Common Stock, respectively, after the Sale.

Capital Z GP LP, as the sole general partner of Fund II and Private Fund II, may be deemed to beneficially own the 3,547,091 shares of Common Stock directly held by Fund II and Private Fund II.

Capital Z GP LTD, as the sole general partner of Capital Z GP LP, may be deemed to beneficially own the 3,547,091 shares of Common Stock beneficially owned by Capital Z GP LP.

Capital Z III Fund directly owns 4,000,000 shares of Common Stock.

Capital Z III GP LP, as the sole general partner of Capital Z III Fund, may be deemed to beneficially own the 4,000,000 shares of Common Stock directly held by Capital Z III Fund.

Capital Z III GP LTD, as the sole general partner of Capital Z III GP LP, may be deemed to beneficially own the 4,000,000 shares of Common Stock beneficially owned by Capital Z III GP LP.

CZPM directly owns 28,970 shares of Common Stock.  CZPM performs investment and management services for Fund II, Private Fund II and Capital Z III Fund, as a result of which it may be deemed to beneficially own the aggregate 7,547,091 shares owned by such funds.

Mr. Cooper directly owns 29,919 shares of Common Stock.  Mr. Cooper is a director of the Issuer and, in his capacity as a stockholder of Capital Z GP LTD and an officer and co-owner of CZPM, may be deemed to beneficially own the aggregate 7,576,061 shares owned by the other Reporting Persons.  Mr. Cooper disclaims beneficial ownership of the securities owned by the other Reporting Persons, except to the extent of any indirect pecuniary interest therein.

(c)          Except for the Sales, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any other person identified in Item 2 has engaged in any transaction during the past 60 days in any shares of Common Stock.

(d)         To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock that are subject to this Schedule 13D.

(e)          Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 2 of this Amendment No. 2, which is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

The Joint Filing Statement attached as Exhibit A hereto is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 25, 2016

CAPITAL Z FINANCIAL SERVICES FUND II, L.P.

By its general partner, Capital Z Partners, L.P.

By its general partner, Capital Z Partners, Ltd.

By:	/s/	Craig Fisher
Name:		Craig Fisher
Title:		General Counsel - Authorized Signatory

CAPITAL Z FINANCIAL SERVICES PRIVATE FUND II, L.P.

By its general partner, Capital Z Partners, L.P.

By its general partner, Capital Z Partners, Ltd.

By:	/s/	Craig Fisher
Name:		Craig Fisher
Title:		General Counsel - Authorized Signatory

CAPITAL Z PARTNERS, L.P.

By its general partner, Capital Z Partners, Ltd.

By:	/s/	Craig Fisher
Name:		Craig Fisher
Title:		General Counsel - Authorized Signatory

CAPITAL Z PARTNERS, LTD.

By:	/s/	Craig Fisher
Name:		Craig Fisher
Title:		General Counsel - Authorized Signatory

CAPITAL Z PARTNERS MANAGEMENT, LLC

By:	/s/	Craig Fisher
Name:		Craig Fisher
Title:		General Counsel - Authorized Signatory

CAPITAL Z PARTNERS III, L.P.

By its general partner, Capital Z Partners III GP, L.P.

By:	/s/	Craig Fisher
Name:		Craig Fisher
Title:		General Counsel - Authorized Signatory

CAPITAL Z PARTNERS III GP, L.P.

By:	/s/	Craig Fisher
Name:		Craig Fisher
Title:		General Counsel - Authorized Signatory

CAPITAL Z PARTNERS III GP, LTD.

By:	/s/	Craig Fisher
Name:		Craig Fisher
Title:		General Counsel - Authorized Signatory

/s/  Bradley E. Cooper
Bradley E. Cooper

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of Shares of Common Stock, $0.01 par value (the “Common Stock”), of NewStar Financial, Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  October 25, 2016

CAPITAL Z FINANCIAL SERVICES FUND II, L.P.

By its general partner, Capital Z Partners, L.P.

By its general partner, Capital Z Partners, Ltd.

By:	/s/	Craig Fisher
Name:		Craig Fisher
Title:		General Counsel - Authorized Signatory

CAPITAL Z FINANCIAL SERVICES PRIVATE FUND II, L.P.

By its general partner, Capital Z Partners, L.P.

By its general partner, Capital Z Partners, Ltd.

By:	/s/	Craig Fisher
Name:		Craig Fisher
Title:		General Counsel - Authorized Signatory

CAPITAL Z PARTNERS, L.P.

By its general partner, Capital Z Partners, Ltd.

By:	/s/	Craig Fisher
Name:		Craig Fisher
Title:		General Counsel - Authorized Signatory

CAPITAL Z PARTNERS, LTD.

By:	/s/	Craig Fisher
Name:		Craig Fisher
Title:		General Counsel - Authorized Signatory

CAPITAL Z PARTNERS MANAGEMENT, LLC

By:	/s/	Craig Fisher
Name:		Craig Fisher
Title:		General Counsel - Authorized Signatory

CAPITAL Z PARTNERS III, L.P.

By its general partner, Capital Z Partners III GP, L.P.

By:	/s/	Craig Fisher
Name:		Craig Fisher
Title:		General Counsel - Authorized Signatory

CAPITAL Z PARTNERS III GP, L.P.

By:	/s/	Craig Fisher
Name:		Craig Fisher
Title:		General Counsel - Authorized Signatory

CAPITAL Z PARTNERS III GP, LTD.

By:	/s/	Craig Fisher
Name:		Craig Fisher
Title:		General Counsel - Authorized Signatory

/s/  Bradley E. Cooper
Bradley E. Cooper